MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
                PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the S&P 500 Index Fund of the SEI Index Funds (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2000 and from October 29, 1999 (last examination date) through March 31, 2000.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 and from October 29, 1999 through March 31, 2000, with respect to securities reflected in the investment account of the Trust.




/S/ KATHIE MALLEY
--------------------------------------
Kathie Malley, Investment Bank Manager



    FUND NAME                     STATE                         FILING TYPE          FILE NUMBER

                    [Adopted in Release No. IC-17085 (84,434), effective September 25, 1989, 54 F.R. 32048]
                                                U.S. Securities and Exchange Commission
                                                          Washington DC 20549

                                                             FORM N-17F-2

         FORM N-17F-2
Certificate of Accounting of Securities and Similar Investments in the Custody
                           of Management Investment Companies

                              Pursuant to Rule 17f-2 [17CFR 270.17f-2]

-------------------------------------------------- -----------------------------
1. Investment Company Act File Number:                Date Examination Complete:
                                                                         3/31/00
SEI Index Funds - S&P 500 Index Portfolio

--------------------------------------------------------------------------------
2.       State Identification Number

See attached Exhibit A listing the fund availability by state (If applicable the associated state permit number is provided).




















--------------------------------------------------------------------------------
3. Exact number of investment company as specified in registration statement:
2-97111

--------------------------------------------------------------------------------
4. Address of principal executive office: (number, street, city, state, zip code)
One Freedom Valley
Wayne, PA  19087

--------------------------------------------------------------------------------

INSTRUCTIONS
This form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company

1. All items must be completed by the investment company
2. Give this form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington DC, one copy with the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden yours for compliance with SEC rules and forms to Kenneth A. Fogash, Deputy Executive Director, US Securities and Exchange Commission, 450 Fifth Street NW Washington DC 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington DC 20503

    FUND NAME     STATE                       FILING TYPE         FILING NUMBER
    SEI Index Funds

                 CALIFORNIA                    A = Annual           504-5132
                 COLORADO                      A = Annual           IC 9101316
                 GEORGIA                       O = Other            56-851073
                 ILLINOIS                      A = Annual           9942754
                 INDIANA                       A = Annual           85-0281-IC
                 MINNESOTA                     G = Good Until S     R-25346.1
                 Minnesota Exemption           A = Annual           R-25346
                 NORTH CAROLINA                A = Annual           1474
                 PENNSYLVANIA                  A = Annual           87-08-182MF
                 VIRGINIA                      A = Annual           1334
                 WEST VIRGINIA                 G = Good Until S     BC-30495
                 WYOMING                       O = Other            18846

    SEI Index Funds

                KENTUCKY                      A = Annual           M14084
                LOUISIANA                     A = Annual           64840
                OHIO                          O = Other            19538
                OREGON                        A = Annual           94-1169
                UTAH                          A = Annual           000-1864-06

    SEI Index Funds - S&P 500 Index Portfolio

                ALASKA                        O = Other            00-01610
                ALABAMA                       A = Annual
                ARKANSAS                      A = Annual           85-M0411-02
                CONNECTICUT                   A = Annual           SI23473
                DELAWARE                      A = Annual           3220
                HAWAII                        A = Annual
                IDAHO                         A = Annual           30260
                KANSAS                        A = Annual           94S0001644
                MISSOURI                      A = Annual           205403
                NEVADA                        A = Annual
                NEW YORK                      O = Other            S-26-41-39
                RHODE ISLAND                  A = Annual
                SOUTH CAROLINA                A = Annual           MF5232

    SEI Index Funds - S&P 500 Index Portfolio - Class A

              ARIZONA                       A = Annual           S-AB19522-QUAL
              IOWA                          A = Annual           I-26153
              MASSACHUSETTS                 A = Annual           96-4288-MR
              MARYLAND                      A = Annual           SM912351
              MAINE                         A = Annual           MF-R-99-12134
              MICHIGAN                      A = Annual           227712
              MISSISSIPPI                   A = Annual           MF-96-07-103
              MONTANA                       A = Annual           31234
              NORTH DAKOTA                  G = Good Until S     6959
              NEBRASKA                      A = Annual           043032
              NEW HAMPSHIRE                 A = Annual
              NEW MEXICO                    A = Annual           997960
              OKLAHOMA                      A = Annual           SE-2011748
              SOUTH DAKOTA                  A = Annual           1628
              TENNESSEE                     A = Annual           RM98-3057
              TEXAS                         G = Good Until S     C-25098
              VERMONT                       A = Annual           4/24/85-01
              WASHINGTON                    G = Good Until S     C-22261
              WISCONSIN                     A = Annual           207824-03

    SEI Index Funds - S&P 500 Index Portfolio - Class E

              ARIZONA                       A = Annual           S-0048615-QUAL
              IOWA                          A = Annual           I-35993
              KENTUCKY                      A = Annual           M32407
              LOUISIANA                     A = Annual           60004
              MASSACHUSETTS                 A = Annual           96-2190-M
              MARYLAND                      A = Annual           SM960358
              MAINE                         A = Annual           0-9365
              MICHIGAN                      A = Annual           222820
              MISSISSIPPI                   G = Good Until S     MF-96-02-154
              MONTANA                       A = Annual           34557
              NORTH DAKOTA                  A = Annual           N997
              NEBRASKA                      A = Annual           038542
              NEW HAMPSHIRE                 A = Annual
              NEW MEXICO                    A = Annual           301689
              OHIO                          O = Other            19682
              OKLAHOMA                      A = Annual           I-127797
              OREGON                        A = Annual           96-0189
              SOUTH DAKOTA                  A = Annual           14317
              TENNESSEE                     A = Annual           RM99-1395
              TEXAS                         G = Good Until S     C-49692
              UTAH                          A = Annual           5-3825-45
              VERMONT                       A = Annual           2/28/96-18
              WASHINGTON                    G = Good Until S     C-52970
              WISCONSIN                     A = Annual           312654-03
              WEST VIRGINIA                 G = Good Until S     BC-30495

   FUND NAME     STATE                       FILING TYPE         FILING NUMBER

    SEI Index Funds - Bond Index Portfolio

             ALASKA                        O = Other            99-02212
             ALABAMA                       A = Annual
             ARKANSAS                      A = Annual           85-M0411-01
             CONNECTICUT                   A = Annual           SI 23472
             DELAWARE                      A = Annual           3219
             HAWAII                        A = Annual
             IDAHO                         A = Annual           42642
             KANSAS                        A = Annual           94S0001643
             MISSOURI                      A = Annual           205403
             NEVADA                        A = Annual
             NEW YORK                      O = Other            S-26-41-38
             RHODE ISLAND                  A = Annual
             SOUTH CAROLINA                A = Annual           MF4243

    SEI Index Funds - Bond Index Portfolio - Class A

             ARIZONA                       A = Annual           S-0019522-QUAL
             IOWA                          A = Annual           I-26154
             MASSACHUSETTS                 A = Annual           96-4289-MR
             MARYLAND                      A = Annual           SM912352
             MAINE                         A = Annual           MF-R-99-12133
             MICHIGAN                      A = Annual           227713
             MISSISSIPPI                   G = Good Until S     MF-88-08-010
             MONTANA                       A = Annual           9258
             NORTH DAKOTA                  G = Good Until S     8042
             NEBRASKA                      A = Annual           042255
             NEW HAMPSHIRE                 A = Annual
             NEW MEXICO                    A = Annual           996323
             OKLAHOMA                      A = Annual           SE-2011747
             SOUTH DAKOTA                  A = Annual           9494
             TENNESSEE                     A = Annual           RM99-1440
             TEXAS                         G = Good Until S     C-31929
             VERMONT                       A = Annual           5/24/91-10
             WASHINGTON                    G = Good Until S     C-23777
             WISCONSIN                     A = Annual           214370-03

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Trustees of
  SEI Index Funds and the
  Securities and Exchange Commission:

We have examined management's assertion about the S&P 500 Index Fund of SEI Index Funds' (the "Trust's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 31, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 31, 2000, and with respect to agreement of security purchases and sales, for the period from October 29, 1999 (the date of our last examination) through March 31, 2000:

     We agreed a sample of securities shown on the books and records of SEI Index Funds as of March 31, 2000 to the safekeeping reports of Comerica Bank, the custodian, noting agreement of quantity and description, except for securities purchased/sold but not received/delivered, pledged, or out for transfer on that date, as to which we obtained documentation from the brokers.

     For all securities shown on the safekeeping reports of Comerica Bank as of March 31, 2000 which were designated as being held by institutions in book entry form (which include but are not limited to securities owned by SEI Index Funds), we confirmed all such securities with those institutions which use the book entry method of accounting for securities (Bankers Trust, Federal Reserve Bank and The Depository Trust Company, the subcustodians). For a sample of securities on the safekeeping reports of Comerica Bank, we noted that the quantities and descriptions of such securities listed on the safekeeping reports agreed with the confirmations or that discrepancies were resolved. We tested, on a sample basis, the resolution of such reconciling items between the custodian and subcustodians.

     We confirmed all repurchase agreements shown on the books and records of SEI Index Funds as of March 31, 2000 with brokers. We also agreed the underlying collateral for such repurchase agreements, as confirmed by such brokers, with the Comerica Bank safekeeping reports, noting that such collateral was held for the account of SEI Index Funds.

     We agreed a sample of security purchases and security sales since our last report from the books and records of the Trust to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust's compliance with specified requirements.

In our opinion, management's assertion that the S&P 500 Index Fund of SEI Index Funds was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 31, 2000 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of SEI Index Funds and the Securities and Exchange Commission and should not be used for any other purpose.



/s/ ARTHUR ANSERSEN LLP

Philadelphia, PA
October 13, 2000